F O R    I M M E D I A T E    R E L E A S E


                         PRESS RELEASE

                                      May 9, 1995
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800


          Toledo, Ohio, May 9, 1995 (NYSE/HCN)....Health Care REIT,
Inc. (the "Company") announced today that its Board of Directors, acting on a recommendation of a special committee thereof, had approved revised terms of the acquisition of First Toledo Advisory
Company ("FTAC").   FTAC currently serves as the manager of the
Company and is owned by Bruce G. Thompson, Chairman and Chief Executive Officer, and Frederic D. Wolfe, President of the Company.

          On February 6, 1995, the Company announced that its Board of Directors approved in principle the acquisition of FTAC. Since that time, the Company and FTAC have revised the terms of the agreement in principle to eliminate the previously proposed stock purchase and loan arrangement and to decrease the overall number of shares issuable in connection with the transaction from 383,536 shares to 282,407 shares. Such shares would be issued in consideration of the acquisition. Under the revised agreement, the Company intends to account for the acquisition under the pooling of interests method of accounting.

          As previously announced, each of Messrs. Thompson and Wolfe would enter into five-year service agreements whereby Mr. Thompson would continue for two years as Chief Executive Officer for the Company and as a consultant for three years thereafter, and Mr. Wolfe would serve as a consultant for five years. Each of Messrs. Thompson and Wolfe would also enter into five-year non-compete agreements with the Company.

          The transactions described above are subject to definitive agreements, stockholder approval and other customary conditions. The transactions are also subject to the accounting of the acquisition under the pooling of interests method. It is anticipated that the revised transaction will now occur in the third quarter of 1995.

          Health Care REIT, Inc. is a real estate investment trust which invests in health care facilities, primarily nursing homes.
The Company also invests in assisted living and retirement facilities, behavioral care facilities, specialty care hospitals, and primary care facilities.